EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation in this Registration Statement of Allied Esports Entertainment, Inc. and Subsidiaries on Form S-8 of our report dated March 16, 2020 (except as to Note 3, Net Loss Per Common Share, which is as of March 17, 2020), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Allied Esports Entertainment, Inc. and Subsidiaries as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, appearing in the Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 16, 2020, and as amended on Form 10-K/A filed March 17, 2020.

/s/ Marcum llp

Marcum llp

Melville, NY

July 21, 2020